Via EDGAR

Mr. Brad Skinner
Mr. Bob Carrol
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20002

Re:	SkyPeople Fruit Juice Form 10-K for the fiscal year ended December 31, 2009 File No. 1-14523

Dear Mr. Skinner and Mr. Carrol:

We submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated September 27, 2010 (the “Comment Letter”), relating to the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the “10-K Report”) of SkyPeople Fruit Juice, Inc. (the “Company”, “We” or “Us”).

We have responded to each of the Staff’s comments either by providing (i) information as requested by the Staff, (ii) an explanation if we do not believe an revision is necessary, or (iii) a proposed disclosure in future filings.  Our responses to the Staff’s comments are as follows (the numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, which has been retyped in bold for your ease of reference):

Form 10-K for the fiscal year ended December 31, 2009
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34
Comparison of Operation Results, page 49
Comparison of years ended December 31, 2009 and 2008, page 49
Operating Expense, page 52

1. We note your disclosure that you recorded all the depreciation expense related with your production machinery in general and administrative expenses in the squeezing season of 2008, and during the squeezing season of 2009, the depreciation expenses related to you production equipment was recorded in the cost of goods sold. Please quantify the amount of depreciation that was recorded in general and administrative expense in 2008, and the impact this had on your gross margins presented on page 50. Tell us why you classify the depreciation expense related to production machinery on different line items within your statement of operations based on the demand for your products. Further, clarify how this disclosure is consistent with Note 3 on page 89 which states deprecation related to property and equipment used in production is reported in cost of sales.

SkyPeople Fruit Juice, Inc.
Add: 16F, China Development Bank Tower, No. 2 Gaoxin 1st RD, Xi'an, China     Postcode: 710075
Tel:  0086-29-88377001    Fax:  0086-296-88377295
www.skypeoplefruitjuice.com

Response: In response to the Staff’s comment, the Company hereby clarifies to the Staff that we do not classify the depreciation expense related to production machinery on different line items within our statement of operations based on demand for our products. Rather, we classify such depreciation expense based on whether our production machinery and equipment are used in producing products.

As discussed in the 10-K Report, our business operations are mildly seasonable because our production of concentrated fruit juice is based on the availability of the fresh fruits. Our machinery and equipment are used in production only during the squeezing season when fresh fruits are available.  In accordance with Standards of Financial Accounting and Reporting, Amendment of ARB No. 43, paragraph 5 and footnote 2 of ARB 43, Chapter 4, issued by the Financial Accounting Standards Board in November 2004 (attached hereto as Exhibit A for your convenience), we consistently records depreciation expenses in cost of sales during the squeezing season when property and equipment are used in production; and in general and administrative expenses during non-squeezing season when they are not used in production. By doing this, our inventory will not be overstated as a consequence of low production activities during a non- squeezing season or during a period in a squeezing season when the production is abnormally low. This approach is consistent with our disclosure in Note 3 on page 89 of the 10-K that depreciation related to property and equipment used in production is reported in cost of sales. Property, plant and equipment are depreciated over their estimated useful lives using the straight line method over the useful lives of such property and equipment.

With respect to our disclosure on page 52 of the 10-K Report regarding the decrease in general and administrative expenses in 2009 compared to 2008 due to the decrease in depreciation expenses for our Huludao Wonder facility, our Huludao Wonder facility, which produces concentrated apple juice, was operating near its full capacity during the squeezing season of 2009.  Accordingly, substantially all the depreciation expenses related to our production machinery at Huludao Wonder were recorded in the cost of goods sold in 2009.  In 2008, our Huludao Wonder facility did not produce any concentrated apple juice during the squeezing season in 2008 due to the lower demand for concentrated apple juices in the international market as a result of the instability of the world financial markets and their influence on the global economy. Accordingly, depreciation expenses related to our production machinery in Huludao Wonder facility were recorded in the general and administrative expenses.

With respective to the disclosure of the depreciation expenses for our Huludao Wonder facility under the “operating expenses” of Item 7 or our 10K report, depreciation expense for Huludao Wonder facility included in general and administration expenses for the years ended December 31, 2009 and 2008 were $11,763 and $486,328, respectively. Depreciation expense included in cost of sales for the years ended December 31, 2009 and 2008 were $583,431 and $97,798, respectively.

The deprecation cost included in the cost of goods sold accounted for 98% and 17% of the total depreciation expenses (including depreciation expenses for other fixed assets) of Huludao Wonder facility in 2009 and 2008, respectively.

SkyPeople Fruit Juice, Inc.
Add: 16F, China Development Bank Tower, No. 2 Gaoxin 1st RD, Xi'an, China     Postcode: 710075
Tel:  0086-29-88377001    Fax:  0086-296-88377295
www.skypeoplefruitjuice.com

Our production capacity for concentrated apple juice is roughly estimated to be 10,000 tons annually. We only produced 1,251 tons of concentrated apple juice in 2008, which was about 13% of the total output capacity.  In 2009, we produced 9,051 tons of concentrated apple juice, which was about 91% of the total output capacity.

Depreciation expense included in general and administration expenses for the years ended December 31, 2009 and 2008 were $229,555 and $600,084, respectively. Depreciation expense included in cost of sales for the years ended December 31, 2009, and 2008 were $1,608,539 and $1,139,028, respectively. As a result, our gross margin of 2009 and 2008 was reduced by $$1,608,539 and $1,139,028, respectively, by the depreciation expenses.

We believe that the depreciation expenses of our property and equipment were correctly allocated, based on the nature of the use of such property and equipment, to the general and administration expenses and cost of goods sold in 2008 and 2009, respectively.

Other Income (Expenses), Net, page 53
2. We note your subsidy income of $2.2 million in 2009 from the local government, and that $1.3 million of that total was provided to support your kiwifruit industrialization development plan. We also note you recorded an additional $2.2 million in subsidy income from the Shaanxi government for similar programs in the six months ended June 30, 2010. Please revise your footnote disclosure to more fully describe the terms of these subsidies and your policies for recognition of these subsidies in income.

Response: As we disclosed in Note 3 of the 10K report, we recognize a government subsidy when there is reasonable assurance that we complied with any conditions attached to the grant and the grant will be received.  In response to the Staff’s comment, the Company hereby clarifies with the Staff that, as disclosed on page 53 of the 10-K Report, the local government granted the Company various subsidies based on the Company’s recognized status as a “High and New Technology Enterprise in Shaanxi Province” for the past three years.  Historically, there has been no specific condition or terms attached to any of our government grants. As such,  the Company recognized such amounts as other income at the time such amounts were granted to the Company. On page 24 of the 10-K Report, under the risk factor entitled “We benefit from various forms of governmental subsidies and grants, the withdrawal of which could affect our operations”, the Company further indicated to the effect that there is no assurance that the Company will continue to be eligible for government grants or other forms of government support. The Company believes that it has adequately and accurately disclosed the nature of the government subsidies and the accounting policy based on which such government subsidies were recognized with respect to its past government subsidies in the 10-K Report.  If the Company receives government grants or subsidies in the future, to the extent there are specific conditions and/or terms attached to such grants or subsidies, the Company fully intends to disclose such conditions and terms accordingly in the appropriate filing(s) with the Commission.

SkyPeople Fruit Juice, Inc.
Add: 16F, China Development Bank Tower, No. 2 Gaoxin 1st RD, Xi'an, China     Postcode: 710075
Tel:  0086-29-88377001    Fax:  0086-296-88377295
www.skypeoplefruitjuice.com

Liquidity and Capital Resource, page 54
3. We note that the number of days sales in account receivable increased significantly at December 31, 2009 as compared to the prior year end and appears to be significantly in excess of your stated credit terms. With a review towards additional disclosure, explain to us, in reasonable detail, the reason for the increase in your accounts receivable and how the resulting balance is consistent with the credit term you have disclosed in your filling.

Response: Our general sales agreement requires the distributors to pay us after we deliver the products to them, which is not contingent on resale to end users.  Our credit terms for distributors with good credit history are from 30 days to 90 days.  For new customers, we usually require 100% advance payment for direct export sales. As disclosed in the Critical Accounting Policies of our 10K report, our historical bad debt rate of our accounts receivable is less than 0.5%. Management believed that its allowance for doubtful accounts was adequate as of December 31, 2009. As of December 31, 2009, our accounts receivable within the term of 30 days accounted for 44% of our total outstanding accounts receivable; accounts receivable within the term of 60 days accounted for 38% of our total outstanding accounts receivable; accounts receivable within the term of 90 days accounted for 13% of our total outstanding accounts receivable; and accounts receivable within the term of over 120 days accounted for 5% of our total outstanding accounts receivable. We believe that the increase in accounts receivable turnover in days in 2009 compared with 2008 was mainly due to an increase of $16,570,957, or 86%, in revenue in the fourth quarter of 2009, compared to the same period of 2008. The accounts receivable increased by $12,492,941, or 84%, to $27,398,821 as of December 31, 2009 from $14,905,880 as of September 30, 2009, which was mainly due to the increase in revenue in the fourth quarter of 2009

4. Send us, as supplemental information, an aging of your accounts receivable as of December 31, 2008 and 2009. Clearly indicate the date of sales, terms of the sale, payment history, remaining balance and aging as of year-end.

Response: In response to the Staff’s comment, the Company hereby provides to the Staff the Accounts Receivable Analysis Report as Exhibit B to this letter for your review.

Financial Statements, page 75
Consolidated Statement of Operations and Comprehensive Income, page 78

5. Based on your disclosure on page 52, it appears that you have reported the depreciation expense for production machinery as an operating expense and hence, exclude this depreciation and amortization expenses from gross margin. To avoid placing under emphasis on “cash flow”, depreciation and amortization should not be positioned in the income statement in a manner which results in reporting a figure for income before depreciation; we refer you to SAB Topic 11:B. Please revise your presentation to comply with this guidance.

SkyPeople Fruit Juice, Inc.
Add: 16F, China Development Bank Tower, No. 2 Gaoxin 1st RD, Xi'an, China     Postcode: 710075
Tel:  0086-29-88377001    Fax:  0086-296-88377295
www.skypeoplefruitjuice.com

Response: SAB Topic 11: B states “If cost of sales or operating expenses exclude charges for depreciation, depletion and amortization of property, plant and equipment, the description of the line item should read somewhat as follows: "Cost of goods sold (exclusive of items shown separately below)" or "Cost of goods sold (exclusive of depreciation shown separately below).” Only part of our depreciation expenses of Huludao Wonder facility was excluded from cost of sales.  Depreciation expense for Huludao Wonder facility included in general and administration expenses for the years ended December 31, 2009 and 2008 were $11,763 and $486,328, respectively. Depreciation expense included in cost of sales for the years ended December 31, 2009 and 2008 were $583,431 and $97,798, respectively.

Therefore, we believe that the depreciation related to property, plant and equipment used in production was properly recorded as cost of sales and hence SAB Topic 11:B is properly followed.

6. We note that you operate four different manufacturing facilities, and that each “has a focus on juice products centering around one particular fruit according to the proximity of such manufacturing to the supply center of that fruit.” Separately, we note that your MD&A includes operating results for various fruit-based products. In view of these factors, explain to us how you have applied the guidance of ASC Topic 280-Segment Reporting. As part of your response, tell you how you have identified your operating segments and whether operating segments have been aggregated. To the extent you have aggregated segments, explain, in reasonable details, how you have applied the aggregation criteria of ASC paragraph 280-10-50-11, including similarity of economic characteristics. As part of your response, provide us with a copy of the report your chief operating decision maker reviews to make resource allocation decision and to assess performance.

Response:
A. Operating Segments and Aggregation

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has identified our operating segments based on FASB ASC 280 and applied the aggregation criteria of ASC paragraph 280-10-50-11 based on the following analysis:

Based on our understanding, FASB ASC 280 requires the use of management approach; that is, segment reporting depends on the firm's internal organization. FASB ASC 280 defines an operating segment as a component:

a) that engages in business activities generating revenues and incurring expenses;

b) whose operating results are regularly reviewed by the enterprise's chief operating decision maker (“CODM”) to allocate resources and assess performance; and

c) for which discrete financial information is available.

SkyPeople Fruit Juice, Inc.
Add: 16F, China Development Bank Tower, No. 2 Gaoxin 1st RD, Xi'an, China     Postcode: 710075
Tel:  0086-29-88377001    Fax:  0086-296-88377295
www.skypeoplefruitjuice.com

We have four subsidiaries that produce fruit juice and related fruit juice products. Each of our factories is located close to the fruit production area, which enables us to purchase directly from farmers and avoids the need to transport raw fruits over long distances to our processing facilities. Each of our subsidiaries has discrete financial information available. However, we do not internally evaluate our business on a separate operating segment basis and we view any strategic development of products and services as an integral part of our business and make any major business decisions and performance assessments on a consolidated basis. Our CODM maker allocates resources and reviews the overall performance of the Company as a whole instead of individual subsidiaries.  We therefore believe that the Company only has one operating segment according to FASB ASC 280.

The Company also takes into consideration of ASC280-10-50-11 when we determine  reportable segments of the Company. According to 280-10-50-11, aggregation of operating segments is allowed if the operating segments are similar in all of the following economic characteristics:

a. The nature of the products and services;

b. The nature of the production processes;

c. The type or class of customer for their products and service;

d. The methods used to distribute their products or provide their service;

e. If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

As all of our operating subsidiaries primarily produce fruit juice and fruit juice related products. They all utilize the same manufacturing processes, logistics networks, sales and marketing resources. All of our operating subsidiaries target similar market demographics. All of our operating subsidiaries are located in the PRC with a similar environment such as banking, insurance, or public utilities. We believe that all our subsidiaries share similar economic characteristics.

We believe that all the subsidiaries could be aggregated into to one reportable segment according to 280-10-50-11, where we need to consider them as separate operating segments.

Although we do not believe that we currently operate in more than one reportable segment, we will continuously evaluate possible segment reporting along with the development of our business.

B. Review of Chief Operating Decision Maker

In response to the Staff’s request, attached as Exhibit C to this letter is a copy of the reports which contain the discrete financial information of each of our subsidiaries. Please note that our chief operating decision maker does not make resource allocation and assess performance by reviewing those reports.

SkyPeople Fruit Juice, Inc.
Add: 16F, China Development Bank Tower, No. 2 Gaoxin 1st RD, Xi'an, China     Postcode: 710075
Tel:  0086-29-88377001    Fax:  0086-296-88377295
www.skypeoplefruitjuice.com

The term chief operating decision maker identifies a function, not necessarily a manager with a specific title. That function is to allocate resources to and assess the performance of the segments of a public entity. Often the chief operating decision maker of a public entity is its chief executive officer or chief operating officer, but it may be a group consisting of, for example, the public entity's president, executive vice presidents, and others.

We have financial data from each subsidiary. Mr. Yongke Xue, our Chief Executive Officer and Chairman of the Board of Directors, is ultimately responsible for allocating resources based on a total Company perspective, not based on individual warehouse, facility or operating subsidiary perspective. Our Chief Executive Officer’s primary financial focus is on consolidated operating results and consolidated cash flow. The Chief Executive Officer's decisions, whether they affect the Company as a whole or just one business unit, are based on these consolidated metrics rather than any measure of profitability at the business unit level.

7. Explain to us how you have considered the disclosure requirements of ASC paragraph 280-10-50-21 and 280-10-50-40 through 280-10-50-42.

Response:
A. FASB ASC paragraph 280-10-50-21

FASB ASC 280-10-50-21 is related with factors used to identify the public entity's reportable segments and types of products and services from which each reportable segment derives its revenues. Please refer to our response to comment No. 6.

B. FASB ASC paragraph 280-10-50-40

The Company considered FASB ASC 280-10-50-40 in determining the level of its disclosure of revenues for each of its products. FASB ASC 280-10-50-40 states: “A public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so.” Our fruit puree concentrate, juice concentrate, fruit juice, fresh fruit and “all other” products represented 12%, 45%, 16%,18% and 9% of our consolidated revenues in fiscal year 2009, respectively. The “all other” products category included kiwifruit seeds, apple aroma, etc. Our products are sourced from similar production lines, use the same categories of ingredients and packaging, are distributed through the same logistics networks, are purchased by the same core customers and are subject to oversight from the same regulatory agencies. Based on the foregoing facts, we determined that these products would be considered a “group of similar products” and would therefore not require separate disclosure under FASB ASC 280-10-50-40. However, we voluntarily provide supplemental disclosure in our Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) because we believe our investors would benefit from this information. In future filings, we will include the revenue by product disclosure currently in the MD&A section within our footnote of the financial statements.

SkyPeople Fruit Juice, Inc.
Add: 16F, China Development Bank Tower, No. 2 Gaoxin 1st RD, Xi'an, China     Postcode: 710075
Tel:  0086-29-88377001    Fax:  0086-296-88377295
www.skypeoplefruitjuice.com

C. FASB ASC Paragraph 280-10-50-41

Based on FASB ASC 280-10-50-41, the disclosure of geographic information: in future filings, if revenue from external customers attributed to an individual foreign country is material, then those revenues will be disclosed separately. The Company currently manufactures and sells directly within the PRC, and most of the export sales are though distributors. We sell to distributors in the PRC and therefore are not certain exactly where our exported fruit juice concentrated products are ultimately sold. We estimate that our main export markets are the United States, the European Union, South Korea, Russia and the Middle East.

D. FASB ASC Paragraph 280-10-50-42

In accordance with FASB ASC 280-10-50-42, the disclosure of information about major customers, we will continue to disclose major customers in our future filings. In the Annual Report on Form 10-K for the fiscal year 2009, the Company disclosed the sales percentage and accounts receivable percentage of two customers, which account for more than 10% of the total revenue in fiscal year 2010.

The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and, (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your attention to this matter.  If you would like to discuss any of the foregoing, you may reach me in my office at 818-390-1272.

Sincerely, SkyPeople Fruit Juice, Inc.

By:	/s/ Spring Liu
Spring Liu
Chief Financial Officer

cc:
SkyPeople Fruit Juice, Inc.
Xue Yongke, Chief Executive Officer and Chairman of the Board of Directors

Wilson Sonsini Goodrich & Rosati, Professional Corporation
Laura Luo, Esq.

SkyPeople Fruit Juice, Inc.
Add: 16F, China Development Bank Tower, No. 2 Gaoxin 1st RD, Xi'an, China     Postcode: 710075
Tel:  0086-29-88377001    Fax:  0086-296-88377295
www.skypeoplefruitjuice.com

Exhibit A
Financial Accounting Standards Board

Original Pronouncements As Amended

Statement of Financial Accounting

Standards No. 151

Inventory Costs

an amendment of ARB No. 43, Chapter 4

Copyright © 2008 by Financial Accounting Standards Board. All rights reserved. No part of this publication may be reproduced, stored in a retrieval system, or transmitted, in any form or by any means, electronic, mechanical, photocopying, recording, or otherwise, without the prior written permission of the Financial Accounting Standards Board.

FAS151

Statement of Financial Accounting Standards No. 151
Inventory Costs

an amendment of ARB No. 43, Chapter 4

STATUS

Issued: November 2004

Effective Date: For inventory costs incurred during fiscal years beginning after June 15, 2005

Affects: Amends ARB 43, Chapter 4, paragraph 5 and footnote 2
               Amends FAS 144, paragraph A3
Affected by: No other pronouncements

SUMMARY

This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that"... under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges...." This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal." In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities.

Reasons for Issuing This Statement

This Statement is the result of a broader effort by the FASB to improve the comparability of cross-border financial reporting by working with the International Accounting Standards Board (IASB) toward development of a single set of high-quality accounting standards. As part of that effort, the FASB and the IASB identified opportunities to improve financial reporting by eliminating certain narrow differences between their existing accounting standards. The accounting for inventory costs, in particular, abnormal amounts of idle facility expense, freight, handling costs, and spoilage, is one such narrow difference that the FASB decided to address by issuing this Statement. As currently worded in ARB 43, Chapter 4, the term so abnormal was not defined and its application could lead to unnecessary noncomparability of financial reporting. This Statement eliminates that term.

How the Changes in This Statement Improve Financial Reporting

ARB 43, Chapter 4, and IAS 2, Inventories, are based on the principle that the primary basis of accounting for inventory is cost. Both those accounting standards also require that abnormal amounts of idle facility expense, freight, handling costs, and spoilage be recognized as current-period charges; however, differences in the wording of the two standards could lead to inconsistent application of those requirements. This Statement improves financial reporting by amending ARB 43, Chapter 4, to clarify that abnormal amounts of costs should be recognized as period costs. The amending language is similar to that in IAS 2, in order to promote consistent application of those standards.

FAS151-1

FAS151                                                            FASB Statement of Standards

Statement of Financial Accounting Standards No. 151

Inventory Costs

an amendment of ARB No. 43, Chapter 4

CONTENTS
Paragraph
 Numbers

Introduction…………………..………………………………………………………………… 1
Standards of Financial Accounting and Reporting:
Amendment of ARB No. 43, Chapter 4……………….…………………………..…. 2
OtherAmendment to Existing Pronouncements………………………………...…… 3
Transitional Disclosures…………………………...………………………………… 4
Effective Date and Transition……………………………..…………………………  5
Appendix: Background Information and Basis for Conclusions…..…………………….. A1-A11

INTRODUCTION

1. ARB No. 43, Chapter 4, "Inventory Pricing," discusses the general principles applicable to the pricing ofinventory. Paragraph 5 ofARB 43, Chapter 4 provides guidance on allocating certain costs to inventory. This Statement amends ARB 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities.

STANDARDS OF FINANCIAL ACCOUNTING AND REPORTING

Amendment of ARB No. 43, Chapter 4

2. Paragraph 5 and footnote 2 of ARB 43, Chapter 4, are amended as follows: [Added text is underlined and deleted text is struck out.]

5. ~~In keeping with the principle that accounting is primarily based on cost, there is a presumption that inventories should be stated at~~ cost- Inventories are presumed to be stated at cost. The definition of cost as applied to inventories is understood to mean acquisition and production cost,2 and its determination involves many considerations~~problems~~. Although principles for the determination of inventory costs may be easily stated, their application, particularly to such inventory items as work in process and finished goods, is difficult because of the variety of considerations ~~problems encountered~~ in the allocation of costs and charges. For example, variable production overheads are allocated to each unit of production on the basis of the actual use of the production facilities. However, the allocation of fixed production overheads to the costs of conversion is based on the normal capacity of the production facilities. Normal capacity refers to a range of production levels. Normal capacity is the production expected to be achieved over a number of periods or seasons under normal circumstances, taking into account the loss of capacity resulting from planned maintenance. Some variation in production levels from period to period is expected and establishes the range of normal capacity. The range of normal capacity will vary based on business- and industry-specific factors. Judgment is required to determine when a production level is abnormally low (that is, outside the range of expected variation in production). Examples of factors that might be anticipated to

FAS151-2

FAS151                                                                  FASB Statement of Standards

cause an abnormally low production level include significantly reduced demand, labor and materials shortages, and unplanned facility or equipment downtime. The actual level of production may be used if it approximates normal capacity. In periods of abnormally high production, the amount of fixed overhead allocated to each unit of production is decreased so that inventories are not measured above cost. The amount of fixed overhead allocated to each unit of production is not increased as a consequence of abnormally low production or idle plant.

5A. Unallocated overheads are recognized as an expense in the period in which they are in-curred.~~under some circumstances,~~ Other items such as abnormal ~~idle facility expense, excessive spoilage, double~~ freight, ~~and re~~han-dling costs, ~~may be so abnorma~~land amounts of wasted materials (spoilage)as-to require treatment as current period charges rather than as a portion of the inventory cost. Also, under most circumstances, general and administrative expenses— should be included as period charges, except for the portion of such expenses that may be clearly related to production and thus constitute a part of inventory costs (product charges). Selling expenses constitute no part of inventory costs. ~~It should also be recognized that t~~The exclusion of all overheads from inventory costs does not constitute an accepted accounting procedure. The exercise of judgment in an individual situation involves a consideration of the adequacy of the procedures of the cost accounting system in use, the soundness of the principles thereof, and their consistent application.

_________________________________________
2 In the case of goods which have been written down below cost at the close of a fiscal ~~period~~year, such reduced amount is to be considered the cost for subsequent accounting purposes. Paragraph 14 of APB Opinion No. 28, Interim Financial Reporting, provides guidance for preparing interim financial statements.
2a General and administrative expenses ordinarily should be charged to expense as incurred but may be accounted for as contract costs under the completed-contract method of accounting or, in some circumstances, as indirect contract costs by government contractors.

Other Amendment to Existing Pronouncements

3.           Paragraph A3 of FASB Statement No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, is amended as follows:

An entity owns a manufacturing facility that together with other assets is tested for recov-erability as a group. In addition to long-lived assets (Assets A-D), the asset group includes inventory, which is reported at the lower of cost or market in accordance with ARB No. 43, Chapter 4, "Inventory Pricing," as amended by FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 151, Inventory Costs, and other current assets and liabilities that are not covered by this Statement. The $2.75 million aggregate carrying amount of the asset group is not recoverable and exceeds its fair value by $600,000. In accordance with paragraph 14, the impairment loss of $600,000 would be allocated as shown below to the long-lived assets of the group. [Table has been omitted here.]

Transitional Disclosures

4. The disclosures required by paragraph 19(c) of APB Opinion No. 20, Accounting Changes, are applicable if significant changes to an entity's inventory accounting result from the adoption of this Statement.

Effective Date and Transition

5. The provisions of this Statement shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after the date this Statement is issued. The provisions of this Statement shall be applied prospectively.

The provisions of this Statement need not be applied to immaterial items.

FAS151-3

FAS151                                                               FASB Statement of Standards
    This Statement was adopted by the unanimous vote of the seven members of the Financial Accounting Standards Board:

Robert H. Herz,                                G. Michael Crooch                                           Leslie F. Seidman
Chairman                                         Gary S. Schieneman                                           Edward W. Trott
George J. Batavick                           Katherine Schipper

Appendix

BACKGROUND INFORMATION AND
BASIS FOR CONCLUSIONS
Introduction
A1. This appendix summarizes considerations that Board members deemed significant in reaching the conclusions in this Statement. It includes reasons for accepting certain approaches and rejecting others. Individual Board members gave greater weight to some factors than to others.

Background Information
A2. In September 2002, the FASB and the International Accounting Standards Board (IASB) (collectively, the Boards) committed to a broad effort to improve international comparability of financial reporting by working toward development of a single set of high-quality accounting standards. As part of that effort, the Boards jointly undertook a short-term project to eliminate certain narrow differences between the accounting pronouncements issued by the IASB and the accounting standards issued by the FASB. Both Boards agreed to limit the scope of the short-term project to issues for which (a) the Boards' respective accounting pronouncements were different; (b) convergence to a high-quality solution would appear to be achievable in the short-term, usually by selecting between the existing standards of either the FASB or the IASB; and (c) the issue was not within the scope of other projects on the current agenda of either Board. The accounting for inventory costs, in particular, the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage), is one such difference that the FASB decided should be addressed in the short-term convergence project. While the Board believes ARB 43, Chapter 4, and IAS 2, Inventories, are based on the same principle—that abnormal amounts of such costs should be recognized as current-period charges—the Board decided that differences in the wording of the two standards could have led to inconsistent application of that principle.
A3. In December 2003, the Board issued an Exposure Draft, Inventory Costs, for a 120-day comment period. The Board received 26 comment letters on the Exposure Draft. In August 2004, the Board rede-liberated the issues identified in the Exposure Draft and concluded that on the basis of existing information, it could reach an informed decision without a public hearing.

Basis for Conclusions

A4. Paragraph 5 of ARB 43, Chapter 4, previously stated that "...under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges " In the Exposure Draft, the Board pro- posed amending paragraph 5 to adopt the language of IAS 2. That proposed amendment would have (a) clarified that abnormal amounts of idle facility ex- pense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges, regardless of whether the "so abnormal" criterion is met and (b) incorporated into ARB 43, Chapter 4, guidance for determining whether idle capacity was abnormal. In proposing that amendment, the Board believed that adopting the language used in IAS 2, in this instance, would not substantially change current inventory accounting practice in the United States.

A5. Many respondents to the Exposure Draft disagreed with the Board's conclusion that the proposed amendment would not substantially change current inventory accounting practice. In particular, they noted that incorporating the guidance from IAS 2 that states that fixed production overhead costs should be allocated to inventory based on the "normal capacity" of the production facility would result in recognition of all unfavorable volume variances as a period expense, while favorable variances that are normal would be recognized in inventory. Those respondents

FAS151-4

FAS151
Inventory Costs

noted that under ARB 43, Chapter 4, volume variances are recognized as a period cost only when the "so abnormal" criterion is met. For that reason and others, some respondents urged the Board not to proceed with the proposed changes unless and until a comprehensive project on inventory accounting is undertaken.

A6. In its redeliberations, the Board reaffirmed its decision to amend ARB 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as a period expense regardless of whether the "so abnormal" criterion is met. However, to address respondents' concerns, the Board decided that the amendment should include guidance slightly more detailed than that in IAS 2 regarding normal capacity. In particular, the Board decided to add guidance clarifying that normal capacity refers to a range of production levels within which ordinary variations in production levels are expected. The Board believes the amendment to ARB 43, Chapter 4, as modified, will not lead to significant changes in inventory accounting practice.

A7. Some respondents to the Exposure Draft requested that the Board provide definitions of certain terms such as fixed and variable production overheads, low production, and idle plant. The Board considered those requests but decided not to provide those definitions because the terms have been used for many years and, therefore, should be well understood by constituents.

Effective Date and Transition

A8. The Board decided that this Statement should be effective for fiscal years beginning after June 15, 2005. The Board does not anticipate significant changes in financial reporting to result from these clarifications and therefore does not believe that a more significant amount of lead time is required prior to implementation. Further, early application of the provisions of this Statement is permitted. Allowing early adoption will enable entities based in the
European Union that report under U.S. generally accepted accounting principles to implement these provisions prior to the requirement to report under international financial reporting standards.

A9. The Exposure Draft reflected the Board's decision that prospective application of the provisions of this Statement would be appropriate because the effects of retrospective application may not be deter-minable for many entities or because the cost to accomplish retrospective application would be excessive in relation to the benefits to users of the financial statements.

A10. Several respondents to the Exposure Draft asked the Board to clarify whether the provisions of this Statement were intended to be applied to inventory on hand as of the date of adoption. In response, the Board clarified that this Statement applies only to inventory costs incurred during periods beginning after the date of adoption.

Benefits and Costs

A11. The mission of the FASB is to establish and improve standards of financial accounting and reporting for the guidance and education of the public, including preparers, auditors, and users of financial information. In fulfilling that mission, the Board endeavors to determine that a proposed standard will fill a significant need and that the costs imposed to meet that standard, as compared with other alternatives, are justified in relation to the overall benefits of the resulting information. Although the costs to implement a new standard may not be borne evenly, investors and creditors—both present and potential—and other users of financial information benefit from improvements in financial reporting, thereby facilitating the functioning of markets for capital and credit and the efficient allocation of resources in the economy. The Board believes the benefit of reducing the possibility for potential misinterpretation of the principles of inventory pricing outweighs the cost of applying this Statement.

FAS151-5

Exhibit B
EXHIBIT B   -  AR ANALYSIS 2008 AND 2009

AR Analysis as of 12/31/2008 (in U.S. $)

Subsidiaries	Current	30 Days	30 Days- 60 Days	61 Days- 90 Days	91 Days- 120 Days	>120 Days
Huludao Wonder	-	-	-	-	-	-
SkyPeople (China)	7,510,706	15,104	-	-	-	-
Shaanxi Qiyiwangguo	3,790,549	-	-	-	-	-
Allowance of Bad Debt	(2,939)	(15,104)
Total	11,298,315	-	-	-	-	-

Subsidiaries	Balance as of 12/31/2007	2008 Sales	Payment in 2008	Currency Alignment	Balance as of 12/31/2008
Huludao Wonder	2,500,059	-	(2,624,331)	124,272	-
SkyPeople (China)	3,397,454	29,651,738	(25,839,561)	316,179	7,525,809
Shaanxi Qiyiwangguo	3,256,174	9,984,753	(9,648,373)	197,994	3,790,549
Allowance of Bad Debt					(18,043)
Total	9,153,687	39,636,491	(38,112,265)	638,445	11,298,315

AR Analysis as of 12/31/2009 (in U.S. $)

Subsidiaries	Current	30 Days	30 Days- 60 Days	61 Days- 90 Days	91 Days- 120 Days	>120 Days
Huludao Wonder	2,061,551	-	-	-	-	-
SkyPeople (China)	16,169,526	488,448	85,184	30,454	-	-
Shaanxi Qiyiwangguo	8,505,433	101,175	-	-	-	-
Allowance of Bad Debt	-	-	(12,496)	(30,454)	-	-
Total	26,736,510	589,624	72,688	-	-	-

Subsidiaries	Balance as of 12/31/2008	2009 Sales	Payment in 2009	Currency Alignment	Balance as of 12/31/2009
Huludao Wonder	-	4,917,459	(2,856,935)	1,026	2,061,551
SkyPeople (China)	7,525,809	25,986,148	(16,739,203)	857	16,773,612
Shaanxi Qiyiwangguo	3,790,549	20,263,806	(15,487,032)	39,285	8,606,608
Allowance of Bad Debt	(18,043)				(42,950)
Total	11,298,315	51,167,414	(35,083,169)	41,169	27,398,821

B-1

Exhibit C
EXHIBIT C  -  FINANCIAL STATEMENTS 2009

资 产 负 债 表 Balance Sheet 编制单位:陕西天人有机食品股份有限公司 SkyPeople (China)
			12/31/09

资 产	ASSETS	行次 No.	期末数 Balance (RMB)
流动资产：	CURRENT ASSETS	1
货币资金	Cash and cash equivalents	2	65,354,034
应收账款	Accounts receivable	3	117,501,740
其它应收款	Other receivables	4	93,450
预付账款	Prepaid expenses	5	32,537,017
应收补贴款	Subsidy receivables	6	720,000
存货	Inventory	7	5,843,975
关联方应收	Intercompany receivables	8	(1,135,710)
其它流动资产	Other current assets	9

流动资产合计	CURRENT ASSETS	10	220,914,506
非流动资产：	Non-current assets	11
长期投资：	Long-term investment:	12
长期股权投资	Long-term equity investment	13	107,410,000
长期债权投资	Long-term debt investment	14
长期投资合计	Total long term investment	15	107,410,000
固定资产：	Fixed assets:	16
固定资产原价	Fixed assets	17	74,123,720
减：累计折价	Accumulated depreciation	18	18,426,529
固定资产净额	Fixed assets (net)	19	55,697,190
工程物资	Project materials	20
在建工程	Construction in progress	21
固定资产合计	Fixed assets total	22	55,697,190
无形资产及其他资产：	Intangible assets and other assets	23
无形资产	Intangible assets	24	9,580,724
长期待摊费用	Long-term deferred expenses	25
其它长期资产	Other long-term assets	26
无形资产及其他资产合计	Intangible assets and other assets total	27	9,580,724
递延税项	Deferred tax assets	28
		29
资 产 总 计	TOTAL ASSETS	30	393,602,421
流动负债：	CURRENT LIABILITIES	31
短期借款	Short-term payables	32
应付票据	Notes payables	33	-
应付账款	Accounts payables	34	3,841,652
预收账款	Advances from customers	35	7,556,721
应付工资	Accrued payroll	36	180,912
应付福利费	Accrued warfare	37	935,820
应交税金	Income tax payable	38	12,824,454
其它应交款	Other tax payables	39	139,908
其它应付款	Other payables	40	918,152
预提费用	Accrued expenses	41	698,774
关联方应付	Intercompany payables	42	121,282,914
一年内到期的长期负债	Current portion of long-term loan	43
其它流动负债	Other current liabilities	44
		45
流动负债合计	Total current liabilities	46	148,379,305
		47
长期负债：	Long-term liabilities:	48
长期借款	Long-term loan	49
长期应付款	Long-term payables	50
长期负债合计	Total Long-term liabilities:	51
		52
递延税款贷项	Deferred tax payables	53
		54
负 债 合 计	TOTAL LIABILITIES	55	148,379,305
所有者权益（或股东权益）：	STOCKHOLDERS’ EQUITY	56
实收资本（或股本）	Common stock	57	88,000,000
资本公积	Capital reserve	58	239,296
盈余公积	Additional paid-in capital	59	14,782,229
		60
未分配利润	Retained earnings	61	142,201,591
所有者权益（或股东权益）合计	Total stockholders' equity	62	245,223,116
少数股东权益	Noncontrolling interests	63
负债和所有者权益总计	TOTAL LIABILITIES AND EQUITY	64	393,602,421

2009年利润表 Income Statement 2009
 编制单位:陕西天人有机食品股份有限公司 SkyPeople (China)

		行次 No.	(RMB) 12/31/09
一、主营业务收入	Revenue	1	155,309,550
减：主营业务成本	Cost of sales	2	91,126,215
主营业务税金及附加	Sales tax on revenue	3	1,054,503
二、主营业务利润（亏损以“-”号填列)	Gross Profit	4	63,128,831
加：其他业务利润（亏损以“-”号填列）	Other income (expense)	5	2,546,213
减：营业费用	Selling expenses	6	3,523,465
管理费用	General and administrative	7	12,712,954
财务费用	Interest income/expense	8	2,049,018
三、营业利润（亏损以“-”号填列）	Income from Operations	9	47,389,607
补贴收入	Subsidy income	10	5,815,345
四、利润总额（亏损总额以“-”号填列）	Income Before Income Taxes	11	53,204,952
减：所得税	Income Tax Expenses	12	13,301,238
五、净利润（净亏损以“-”号填列）	Net Income	13	39,903,714

 资  产  负  债  表 Balance Sheet
编制单位:西安天人现代有机农业有限公司 Shaanxi Qiyiwangguo
			12/31/09

资 产	ASSETS	行次 No.	期末数 Balance (RMB)
流动资产：	CURRENT ASSETS	1
货币资金	Cash and cash equivalents	2	23,926,998
应收账款	Accounts receivable	3	58,662,550
其它应收款	Other receivables	4	64,600
预付账款	Prepaid expenses	5	3,018,300
应收补贴款	Subsidy receivables	6
存货	Inventory	7	11,263,141
关联方应收	Intercompany receivables	8	71,219,574
其它流动资产	Other current assets	9
流动资产合计	CURRENT ASSETS	10	168,155,163
非流动资产：	Non-current assets	11
长期投资：	Long-term investment:	12
长期股权投资	Long-term equity investment	13
长期债权投资	Long-term debt investment	14
长期投资合计	Total long term investment	15
固定资产：	Fixed assets:	16
固定资产原价	Fixed assets	17	46,625,179
减：累计折价	Accumulated depreciation	18	18,361,480
固定资产净额	Fixed assets (net)	19	28,263,699
工程物资	Project materials	20
在建工程	Construction in progress	21	198,969
固定资产合计	Fixed assets total	22	28,462,667
无形资产及其他资产：	Intangible assets and other assets	23
无形资产	Intangible assets	24	9,395,454
长期待摊费用	Long-term deferred expenses	25
其它长期资产	Other long-term assets	26
无形资产及其他资产合计	Intangible assets and other assets total	27	9,395,454
递延税项	Deferred tax assets	28
		29
资 产 总 计	TOTAL ASSETS	30	206,013,284
流动负债：	CURRENT LIABILITIES	31
短期借款	Short-term payables	32
应付票据	Notes payables	33
应付账款	Accounts payables	34	4,901,128
预收账款	Advances from customers	35	2,387,134
应付工资	Accrued payroll	36	70,390
应付福利费	Accrued warfare	37	670,916
应交税金	Income tax payable	38	10,229,872
其它应交款	Other tax payables	39	125,365
其它应付款	Other payables	40	141,242
预提费用	Accrued expenses	41
关联方应付	Intercompany payables	42
一年内到期的长期负债	Current portion of long-term loan	43
其它流动负债	Other current liabilities	44
		45
流动负债合计	Total current liabilities	46	18,526,047
		47
长期负债：	Long-term liabilities:	48
长期借款	Long-term loan	49
长期应付款	Long-term payables	50
长期负债合计	Total Long-term liabilities:	51
		52
递延税款贷项	Deferred tax payables	53
		54
负 债 合 计	TOTAL LIABILITIES	55	18,526,047
所有者权益（或股东权益）：	STOCKHOLDERS’ EQUITY	56
实收资本（或股本）	Common stock	57	40,000,000
资本公积	Capital reserve	58
盈余公积	Additional paid-in capital	59	5,880,299
		60
未分配利润	Retained earnings	61	141,606,938
所有者权益（或股东权益）合计	Total stockholders' equity	62	187,487,237
少数股东权益	Noncontrolling interests	63
负债和所有者权益总计	TOTAL LIABILITIES AND EQUITY	64	206,013,284

2009年利润表 Income Statement 2009
编制单位:西安天人现代有机农业有限公司 Shaanxi Qiyiwangguo

		行次 No.	(RMB) 12/31/09
一、主营业务收入	Revenue	1	266,734,647
减：主营业务成本	Cost of sales	2	161,268,499
主营业务税金及附加	Sales tax on revenue	3	1,725,152
二、主营业务利润（亏损以“-”号填列)	Gross Profit	4	103,740,996
加：其他业务利润（亏损以“-”号填列）	Other income (expense)	5	2,089,058
减：营业费用	Selling expenses	6	2,457,097
管理费用	General and administrative	7	4,335,910
财务费用	Interest income/expense	8	(131,942)
三、营业利润（亏损以“-”号填列）	Income from Operations	9	99,168,990
补贴收入	Subsidy income	10	9,000,000
四、利润总额（亏损总额以“-”号填列）	Income Before Income Taxes	11	108,168,990
减：所得税	Income Tax Expenses	12	27,042,248
五、净利润（净亏损以“-”号填列）	Net Income	13	81,126,743

资  产  负  债  表 Balance Sheet
编制单位:葫芦岛万佳果业有限责任公司 Huludao Wonder
			12/31/09

资 产	ASSETS	行次 No.	期末数 Balance (RMB)
流动资产：	CURRENT ASSETS	1
货币资金	Cash and cash equivalents	2	3,710,236
应收账款	Accounts receivable	3	14,071,938
其它应收款	Other receivables	4	658,244
预付账款	Prepaid expenses	5	929,108
应收补贴款	Subsidy receivables	6
存货	Inventory	7	16,072,647
关联方应收	Intercompany receivables	8	(13,291,855)
其它流动资产	Other current assets	9
流动资产合计	CURRENT ASSETS	10	22,150,318
非流动资产：	Non-current assets	11
长期投资：	Long-term investment:	12
长期股权投资	Long-term equity investment	13
长期债权投资	Long-term debt investment	14
长期投资合计	Total long term investment	15
固定资产：	Fixed assets:	16
固定资产原价	Fixed assets	17	54,139,919
减：累计折价	Accumulated depreciation	18	10,430,810
固定资产净额	Fixed assets (net)	19	43,709,108
工程物资	Project materials	20
在建工程	Construction in progress	21
固定资产合计	Fixed assets total	22	43,709,108
无形资产及其他资产：	Intangible assets and other assets	23
无形资产	Intangible assets	24	34,673,153
长期待摊费用	Long-term deferred expenses	25
其它长期资产	Other long-term assets	26
无形资产及其他资产合计	Intangible assets and other assets total	27	34,673,153
递延税项	Deferred tax assets	28
		29
资 产 总 计	TOTAL ASSETS	30	100,532,580
流动负债：	CURRENT LIABILITIES	31
短期借款	Short-term payables	32	37,000,000
应付票据	Notes payables	33
应付账款	Accounts payables	34	8,797,801
预收账款	Advances from customers	35
应付工资	Accrued payroll	36	198,894
应付福利费	Accrued warfare	37
应交税金	Income tax payable	38	(441,701)
其它应交款	Other tax payables	39	(25,806)
其它应付款	Other payables	40	138,004
预提费用	Accrued expenses	41
关联方应付	Intercompany payables	42
一年内到期的长期负债	Current portion of long-term loan	43
其它流动负债	Other current liabilities	44
		45
流动负债合计	Total current liabilities	46	45,667,192
		47
长期负债：	Long-term liabilities:	48
长期借款	Long-term loan	49
长期应付款	Long-term payables	50
长期负债合计	Total Long-term liabilities:	51
		52
递延税款贷项	Deferred tax payables	53
		54
负 债 合 计	TOTAL LIABILITIES	55	45,667,192
所有者权益（或股东权益）：	STOCKHOLDERS’ EQUITY	56
实收资本（或股本）	Common stock	57	48,250,000
资本公积	Capital reserve	58	11,303,419
盈余公积	Additional paid-in capital	59
		60
未分配利润	Retained earnings	61	(4,688,031)
所有者权益（或股东权益）合计	Total stockholders' equity	62	54,865,388
少数股东权益	Noncontrolling interests	63
负债和所有者权益总计	TOTAL LIABILITIES AND EQUITY	64	100,532,580

2009年利润表 Income Statement 2009
编制单位:葫芦岛万佳果业有限责任公司 Huludao Wonder

		行次 No.	(RMB) 12/31/09
一、主营业务收入	Revenue	1	34,251,415
减：主营业务成本	Cost of sales	2	28,164,150
主营业务税金及附加	Sales tax on revenue	3
二、主营业务利润（亏损以“-”号填列)	Gross Profit	4	6,087,265
加：其他业务利润（亏损以“-”号填列）	Other income (expense)	5	113,444
减：营业费用	Selling expenses	6	291,506
管理费用	General and administrative	7	2,153,421
财务费用	Interest income/expense	8	3,818,240
三、营业利润（亏损以“-”号填列）	Income from Operations	9	(62,457)
补贴收入	Subsidy income	10
四、利润总额（亏损总额以“-”号填列）	Income Before Income Taxes	11	(62,457)
减：所得税	Income Tax Expenses	12
五、净利润（净亏损以“-”号填列）	Net Income	13	(62,457)

资  产  负  债  表 Balance Sheet
编制单位：营口特仕泰果蔬食品有限公司 Yingkou
			12/31/09

资 产	ASSETS	行次 No.	期末数 Balance (RMB)
流动资产：	CURRENT ASSETS	1
货币资金	Cash and cash equivalents	2	45,674
应收账款	Accounts receivable	3
其它应收款	Other receivables	4	2,484,770
预付账款	Prepaid expenses	5	10,277,840
应收补贴款	Subsidy receivables	6
存货	Inventory	7	82,375
关联方应收	Intercompany receivables	8
其它流动资产	Other current assets	9
流动资产合计	CURRENT ASSETS	10	12,890,658
非流动资产：	Non-current assets	11
长期投资：	Long-term investment:	12
长期股权投资	Long-term equity investment	13
长期债权投资	Long-term debt investment	14
长期投资合计	Total long term investment	15
固定资产：	Fixed assets:	16
固定资产原价	Fixed assets	17	8,672,188
减：累计折价	Accumulated depreciation	18
固定资产净额	Fixed assets (net)	19	8,672,188
工程物资	Project materials	20	3,859,427
在建工程	Construction in progress	21	20,523,688
固定资产合计	Fixed assets total	22	33,055,303
无形资产及其他资产：	Intangible assets and other assets	23
无形资产	Intangible assets	24	585,638
长期待摊费用	Long-term deferred expenses	25	421,664
其它长期资产	Other long-term assets	26
无形资产及其他资产合计	Intangible assets and other assets total	27	1,007,302
递延税项	Deferred tax assets	28
		29
资 产 总 计	TOTAL ASSETS	30	46,953,264
流动负债：	CURRENT LIABILITIES	31
短期借款	Short-term payables	32
应付票据	Notes payables	33
应付账款	Accounts payables	34	662,889
预收账款	Advances from customers	35
应付工资	Accrued payroll	36	48,790
应付福利费	Accrued warfare	37
应交税金	Income tax payable	38	(7,163)
其它应交款	Other tax payables	39
其它应付款	Other payables	40	23,585,498
预提费用	Accrued expenses	41
关联方应付	Intercompany payables	42	1,783,250
一年内到期的长期负债	Current portion of long-term loan	43
其它流动负债	Other current liabilities	44
		45
流动负债合计	Total current liabilities	46	26,073,264
		47
长期负债：	Long-term liabilities:	48
长期借款	Long-term loan	49
长期应付款	Long-term payables	50
长期负债合计	Total Long-term liabilities:	51
		52
递延税款贷项	Deferred tax payables	53
		54
负 债 合 计	TOTAL LIABILITIES	55	26,073,264
所有者权益（或股东权益）：	STOCKHOLDERS’ EQUITY	56
实收资本（或股本）	Common stock	57	20,880,000
资本公积	Capital reserve	58
盈余公积	Additional paid-in capital	59
		60
未分配利润	Retained earnings	61
所有者权益（或股东权益）合计	Total stockholders' equity	62	20,880,000
少数股东权益	Noncontrolling interests	63
负债和所有者权益总计	TOTAL LIABILITIES AND EQUITY	64	46,953,264

2009年利润表 Income Statement 2009
编制单位：营口特仕泰果蔬食品有限公司 Yingkou

		行次 No.	(RMB) 12/31/09
一、主营业务收入	Revenue	1
减：主营业务成本	Cost of sales	2
主营业务税金及附加	Sales tax on revenue	3
二、主营业务利润（亏损以“-”号填列)	Gross Profit	4
加：其他业务利润（亏损以“-”号填列）	Other income (expense)	5
减：营业费用	Selling expenses	6
管理费用	General and administrative	7
财务费用	Interest income/expense	8
三、营业利润（亏损以“-”号填列）	Income from Operations	9
补贴收入	Subsidy income	10
四、利润总额（亏损总额以“-”号填列）	Income Before Income Taxes	11
减：所得税	Income Tax Expenses	12
五、净利润（净亏损以“-”号填列）	Net Income	13